UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-02921

PANHANDLE EASTERN PIPE LINE COMPANY, LP
(Exact name of registrant as specified in its charter)

8111 Westchester Drive, Suite 600
Dallas, Texas 75225
(214) 981-0700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.60% Senior Notes due February 1, 2024
7.00% Senior Notes due July 15, 2029
8.25% Senior Notes due November 1, 2029
Floating Rate Junior Subordinated Notes due November 1, 2066
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Panhandle Eastern Pipe Line Company, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 1, 2022	PANHANDLE EASTERN PIPE LINE COMPANY, LP

	By:	/s/ A. Troy Sturrock
	Name:	A. Troy Sturrock
	Title:	Vice President and Controller (duly authorized to sign on behalf of the registrant)